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                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          WESTERN DISTRICT OF MISSOURI
                                WESTERN DIVISION

                                                       FILED 4:15
                                                       MAY 20 1996
                                                     R. F. CONNOR, CLK.
                                                    U.S. DISTRICT COURT
                                                      WEST DISTRICT
                                                       OF MISSOURI
KANSAS CITY POWER & LIGHT           )
COMPANY,                            )
                                    )
                  Plaintiff,        )
                                    )
      vs.                           )     Civil Action No.96-552-CV-W-5
                                    )
WESTERN RESOURCES, INC. and         )
ROBERT L. RIVES,                    )
                                    )
                  Defendants.       )



                                   COMPLAINT

     Plaintiff Kansas City Power & Light Company ("KCP&L"), by its attorneys, as and for its Complaint states and alleges as follows:

                            Jurisdiction and Venue

     1. This Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1332. The matter in controversy in this civil action exceeds the sum or value of $50,000, exclusive of interest and costs.

     2. Venue is proper in this judicial district pursuant to 28 U.S.C. ss.
1391.

                               Nature of Action

     3. Plaintiff brings this action against defendant Western Resources, Inc. ("Western Resources") and its agent, defendant Robert L. Rives ("Rives"), for declaratory relief concerning the legality, validity and enforceability of a revised merger agreement ("the Revised


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Merger Agreement") between KCP&L and UtiliCorp United, Inc. ("UtiliCorp"), and the transaction contemplated thereby. The Revised Merger Agreement supersedes the original merger agreement (the "Original Merger Agreement") between UtiliCorp and KCP&L. The ultimate objective of the Revised Merger Agreement is the same as that of the Original Merger Agreement -- a strategic combination of the businesses of KCP&L and UtiliCorp. The Revised Merger Agreement, however, provides superior economic terms to KCP&L's stockholders and provides for a transactional structure requiring approval by a majority of a quorum of KCP&L's shares, rather than by 2/3 of KCP&L's outstanding shares, as was required by the Original Merger Agreement.

     4. One month prior to the scheduled May 22, 1996 KCP&L stockholder vote on the Original Merger Agreement, Western Resources attempted to disrupt and prevent the transaction by announcing its intention to commence a hostile exchange offer for KCP&L stock. Western Resources and those acting in concert with it or on its behalf, including defendant Rives, in this judicial district and elsewhere, have actively solicited KCP&L stockholders to vote against approval of the Original Merger Agreement. Their actions indicate that they will take all actions they deem appropriate in order to prevent a combination between KCP&L and UtiliCorp. Accordingly, KCP&L reasonably apprehends that Western Resources and/or its agents, including Rives, will commence litigation challenging the Revised Merger Agreement, the transaction contemplated thereby and the events or acts leading to its adoption.

     5. If the business combination contemplated by the Revised Merger Agreement is consummated and it is later determined that it must be rescinded, substantial financial losses and additional non-quantifiable costs in terms of business disruption will be suffered by KCP&L. Therefore, KCP&L respectfully seeks adjudication of the legality and enforceability of the


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Revised Merger agreement and the transaction contemplated thereby prior to the consummation of such transaction through this action for declaratory judgment.

                                   The Parties

     6. Plaintiff KCP&L is a Missouri corporation whose headquarters and principal place of business are located in Kansas City, Missouri. KCP&L is a medium-sized public utility engaged in the generation, transmission, distribution and sale of electricity to over 430,000 customers in a 4,700 square mile area located in all or portions of 23 counties in western Missouri and eastern Kansas. Through a wholly owned, unregulated subsidiary, KCP&L pursues opportunities in domestic and international energy-related ventures.

     7. Defendant Western Resources is a Kansas corporation whose headquarters and principal place of business are located in Topeka, Kansas. Western Resources is engaged principally in the production, purchase, transmission, distribution and sale of electricity and the delivery and sale of natural gas. During the course of its ongoing efforts to prevent a combination of KCP&L and Utilicorp, Western Resources has transacted business in Missouri.

     8. Defendant Rives purports to be a record and beneficial holder of KCP&L common stock. Rives is a citizen of the state of Kansas. In April of 1996, Rives presented to KCP&L several demands and requests for inspection and use of KCP&L's stock ledger and list of stockholders. Rives stated that he was "soliciting proxies along with Western Resources, Inc. for use at the upcoming annual meeting of the holders of [KCP&L stock] against approval and adoption" of the Original Merger Agreement. Rives is acting in concert with and as an agent of Western Resources in its ongoing efforts to prevent the combination of KCP&L and UtiliCorp.


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                          The Original Merger Agreement

     9. On January 19, 1996, KCP&L entered into a merger agreement (the "Original Merger Agreement") with UtiliCorp United Inc. ("UtiliCorp"). UtiliCorp is a Delaware corporation headquartered in Kansas City, Missouri. UtiliCorp is an energy company consisting of electric and natural gas utility operations, natural gas gathering, marketing and processing and independent power projects managed through four business groups.

     10. Under the Original Merger Agreement, upon completion of the merger, both KCP&L and UtiliCorp would have been merged with and into a new corporation ("Newco"), with Newco remaining as the surviving corporation. Each share of KCP&L common stock would have been converted into one share of Newco common stock. Each share of UtiliCorp common stock would have been converted into 1.096 shares of Newco common stock. In effect, this represented an exchange ratio of
1.096 KCP&L shares for 1 Utilicorp share.

     11. The Original Merger Agreement was approved by a unanimous vote of the directors present at the January 19, 1996 meeting of KCP&L's Board of Directors, and by the unanimous vote of UtiliCorp's directors. The business combination contemplated by the Original Merger Agreement reflects years of study by management of both KCP&L and UtiliCorp. Both companies' managements and boards believe that the proposed combination offers compelling strategic advantages, including substantial operating efficiencies, increased ability to diversify operations and grow in a prudent manner, superior marketing skills and greater opportunities for earnings and dividend growth through the combination of KCP&L's and UtiliCorp's equity, management, human resources, and technical expertise. The financial advisers of each of KCP&L and UtiliCorp opined that the exchange ratio contemplated by the Original Merger Agreement was fair from a financial point of view to their respective shareholders.


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     12. Under Missouri law, the Original Merger Agreement required the approval of two-thirds of the outstanding shares of KCP&L stock. The stockholder vote on the Original Merger Agreement was scheduled to occur at the annual meeting of KCP&L shareholders in Kansas City on May 22, 1996.

                  Western Resources' Hostile Takeover Proposal

     13. On April 14, 1996, Western Resources sent to Mr. Drue Jennings, KCP&L's Chairman and CEO, a letter proposing a merger in which each KCP&L shareholder would purportedly receive $28 worth of Western Resources common stock for each KCP&L share. The proposal was unsolicited and represented a hostile attempt to frustrate KCP&L's and UtiliCorp's efforts to consummate the strategic merger contemplated by their Original Merger Agreement.

     14. Shortly after delivery of the letter, Western Resources publicly announced its delivery and released the letter to the Dow Jones News Service and certain other media outlets. As expected and intended by Western Resources, the text of the April 14 letter was published and disseminated by the news services to which it was released.

                          KCP&L's Board Rejects Western
                        Resources' Proposal As Not In The
                       Best Interests Of Its Shareholders

     15. On April 22, 1996, KCP&L issued a press release announcing that its board of directors had unanimously rejected the merger proposal received from Western Resources as not in the best interests of KCP&L shareholders. The press release noted that the KCP&L board had also reaffirmed its support for KCP&L's strategic combination with UtiliCorp.


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                         Western Resources Announces Its
                     Intention To Commence An Exchange Offer

     16. Shortly after KCP&L announced its board's decision on April 22, 1996, Western Resources filed with the SEC preliminary proxy materials with which it would solicit KCP&L stockholders to vote against approval of the Original Merger Agreement at the May 22 annual meeting. At the same time, Western Resources publicly announced its intention to commence an exchange offer for any and all shares of KCP&L stock. In such exchange offer, KCP&L shareholders would purportedly receive $28 worth of Western Resources stock for each KCP&L share.

                  KCP&L and Utilicorp Determine to Improve the
                  Terms of Their Strategic Combination to KCP&L
               Stockholders and Adopt the Revised Merger Agreement

     17. On May 20, 1996, KCP&L and UtiliCorp entered into the Revised Merger Agreement and cancelled the vote on the Original Merger Agreement. The transaction contemplated by the Revised Merger Agreement will be put to a vote of KCP&L's stockholders at a special meeting anticipated to be called in the next ninety days.

     18. The transaction contemplated by the Revised Merger Agreement will have the same ultimate effect as the transaction contemplated by the Original Merger Agreement -- the strategic combination of the businesses of KCP&L and UtiliCorp
- -- but differs economically and structurally.

     19. Economically, the Revised Merger Agreement contemplates improved terms for KCP&L's stockholders. Instead of the 1.096 KCP&L shares for 1 Utilicorp share exchange ratio reflected in the Original Merger Agreement, the Revised Merger Agreement reflects an


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exchange ratio of 1 KCP&L share for 1 Utilicorp share. This 9.6% improvement was obtained by KCP&L management in arms-length negotiations with UtiliCorp.

     20. The structural difference between the Original Merger Agreement and the Revised Merger Agreement was demanded by UtiliCorp. The new transactional structure contemplates a reverse triangular merger having two steps. First, UtiliCorp will be merged with and into a newly created, wholly owned Delaware subsidiary of KCP&L, with UtiliCorp the surviving entity. UtiliCorp shareholders will receive newly issued shares of KCP&L common stock as consideration in this first-step merger. Thereafter, KCP&L will complete a short-form merger with UtiliCorp which, as a result of the first-step merger, will be KCP&L's wholly owned subsidiary.

     21. The new transactional structure contemplated by the Revised Merger Agreement does not require a vote of KCP&L's stockholders under Missouri law. However, the rules of the New York Stock Exchange require that the issuance of new KCP&L common stock contemplated by the Revised Merger Agreement be approved by a majority of a quorum of KCP&L voting shares.

                   There Exists a Present Case or Controversy

     22. Western Resources' actions from April 14, 1996 to this time indicate that Western Resources, and those acting in concert with it or on its behalf, including defendant Rives, will take such actions as they deem appropriate to prevent a business combination between KCP&L and UtiliCorp. Because the adoption of the Revised Merger Agreement increases the likelihood of consummation of such a combination, plaintiff reasonably apprehends that Western Resources and/or persons acting in concert with it or on its behalf, including defendant Rives, will commence litigation challenging the validity and enforceability of the Revised Merger


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Agreement and the transaction contemplated thereby. In particular, plaintiff anticipates that Western Resources and/or those acting in concert with it or on its behalf, including defendant Rives, will claim that the Revised Merger Agreement and/or the transaction contemplated thereby is invalid under Missouri law and/or that the actions of KCP&L's directors, officers and agents leading to the adoption of the Revised Merger Agreement constitute breaches of the fiduciary duties of loyalty and/or care, rendering the transaction void or voidable.

     23. If the business combination contemplated by the Revised Merger Agreement is consummated and it is later determined that it must be rescinded, substantial financial losses and additional non-quantifiable costs in terms of business disruption will be suffered by KCP&L. Therefore, KCP&L respectfully seeks adjudication of the legality and enforceability of the Revised Merger Agreement and the transaction contemplated thereby prior to the consummation of such transaction through this action for declaratory judgment.

     24. Defendant Rives, as a KCP&L stockholder now and at the time of the adoption of the Revised Merger Agreement, has standing to challenge it, the transaction it contemplates and the acts leading to its adoption, either (i) by demanding that KCP&L's board rescind its approval of the Revised Merger Agreement or (ii) by contending that he is not obligated to make a demand on KCP&L's board or stockholders (plaintiff would contend to the contrary) and seeking, individually or representatively, to enjoin or rescind the Revised Merger Agreement or the transaction contemplated thereby.

     25. Accordingly, there exists a present case or controversy between KCP&L and Western Resources and Rives, or alternatively in the event that the court determines that Western Resources lacks standing, between KCP&L and Rives.


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                                     COUNT I

                (Declaratory Judgment Against Western Resources)

     26. Plaintiff incorporates the allegations of paragraphs 1 through 25 as if fully set forth herein.

     27. Western Resources is not a record or beneficial holder of stock in KCP&L.

     28. Therefore, plaintiff respectfully submits that Western Resources lacks standing to challenge the legality, validity or enforceability of the Revised Merger Agreement, the transactions contemplated thereby or the actions of KCP&L, its directors and officers leading to the abandonment of the Original Merger Agreement and the adoption of the Revised Merger Agreement.

     29. There exists United States District Court precedent holding that in a hostile tender offer situation, a bidder has standing to challenge the actions of the target corporation and its management, despite the fact that the bidder is not a stockholder of the target corporation. Based on actions it has taken to date, it is likely that Western Resources will contend that the Revised Merger Agreement is an effort by KCP&L to defeat Western Resources' unsolicited effort to acquire it and that Western Resources therefore has standing. Thus, there exists a controversy as to whether Western Resources has standing.

     30. Plaintiff respectfully requests a declaratory judgment that Western Resources lacks standing to challenge the Revised Merger Agreement, the transaction contemplated thereby, or the events or acts leading to its adoption.

     31. Plaintiff has no adequate remedy at law.


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                                    COUNT II

           (Declaratory Judgment Against Western Resources and Rives)

     32. Plaintiff incorporates the allegations of paragraphs 1 through 31 as if fully set forth herein.

     33. The Revised Merger Agreement was adopted in accordance with Missouri statutory law governing corporations. The Original Merger Agreement was abandoned in accordance with Missouri statutory law governing corporations.

     34. The transaction contemplated by the Revised Merger Agreement can be accomplished in accordance with Missouri statutory law governing corporations, including, without limitation, the statutes governing the issuance of authorized shares of capital stock and short-form mergers.

     35. Plaintiff respectfully requests a declaratory judgment that the allegations set forth in the immediately preceding two paragraphs are legally and factually correct.

     36. Plaintiff has no adequate remedy at law.

                                    COUNT III

           (Declaratory Judgment Against Western Resources and Rives)

     37. Plaintiff incorporates the allegations of paragraphs 1 through 36 as if fully set forth herein.

     38. KCP&L, its directors, officers and agents acted lawfully and in compliance with all legal and equitable duties in connection with the abandonment of the Original Merger Agreement and the adoption of the Revised Merger Agreement.

     39. Accordingly, the Revised Merger Agreement and the transaction con-templated thereby are not and will not be void, voidable, subject to injunction, or subject to


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rescission based upon any claim that any such person or persons acted illegally or inequitably, or any claim that the effects of the actions of any such person or persons are or would be illegal or inequitable.

     40. Plaintiff respectfully requests a declaratory judgment that the allegations set forth in the immediately preceding two paragraphs are legally and factually correct.

     41. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff respectfully requests:

     a. That the Court enter an order granting the declaratory judgment sought in Count I above against defendant Western Resources and granting the declaratory judgments sought in Counts II and III above against defendant Rives; or, alternatively,

     b. That the Court enter an order granting the declaratory judgments sought in Counts II and III above against defendants Western Resources and Rives; and

     c. Such additional relief as the Court deems just and proper.

DATED: 20 May, 1996




                                    /S/ David F. Oliver
                                    ------------------------------------------
                                    David F. Oliver                  MO #28065
                                    Missouri License No. 28065
                                    BRYAN CAVE LLP
                                    3500 One Kansas City Place
                                    1200 Main
                                    Kansas City, Missouri  64105
                                    Telephone:  (816) 374-3200
                                    Facsimile:  (816) 374-3300

                                          and


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                                    Steven J. Rothschild
                                    R. Michael Lindsey
                                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                    One Rodney Square
                                    P.O. Box 636
                                    Wilmington, Delaware  19899
                                    Telephone:  (302) 651-3000
                                    Facsimile:  (302) 651-3001

                                    ATTORNEYS FOR PLAINTIFF


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